COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65997

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Covington Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Summer Street, Suite 200
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

I. Benjamin Dunn	617-314-3950	bdunn@covllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Ian Benjamin Dunn</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Covington Associates LLC</u>, as of <u>December 31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABIGAYLE DREW
Notary Public
Massachusetts
My Commission Expires
Jun 12, 2031

Signature: _____

Title: _____
Managing Director

<u>Abigayle Drew</u>
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COVINGTON ASSOCIATES LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

Statement of Financial Condition   2

NOTES TO THE STATEMENT OF FINANCIAL CONDITION   3-7




Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Managing Member
Covington Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Covington Associates LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Covington Associates LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Covington Associates LLC's management. Our responsibility is to express an opinion on Covington Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Covington Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Covington Associates LLC's auditor since 2018.
New York, New York
March 25, 2025

COVINGTON ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	904,814
Other assets		7,292
Office furniture and equipment, net of accumulated depreciation of $361,212		271
Total Assets	$	912,377

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	1,902
Due to affiliate		31,493
Total Liabilities		33,395
Commitments and contingencies (Note 3)		
Members' equity		878,982
Total Liabilities and Members' Equity	$	912,377

See accompanying notes to the financial statements.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

1. Organization and Nature of Business:

Covington Associates LLC (the "Company") was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue is primarily derived from providing investment banking services, which include investment advisory services and participation in private placement offerings. The Company operates in reliance on Footnote 74 to SEC Release No. 34-70073, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

The Company considers certificates of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of 90 days or less, when purchased or from the date of the statement of financial condition, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2023, all of the Company's cash is held at three financial institutions.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which are comprised of the following as of December 31, 2024:

		Estimated Useful Life
Office Equipment	$ 90,639	5 years
Office Furniture	212,983	3 years
Leasehold Improvements	57,861	Term of lease
	361,483	
Accumulated Depreciation	(361,212)	
	$ 271	

2. Summary of Significant Accounting Policies - (continued):

Accounts receivable:

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses*, the Company utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts at December 31, 2024. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management.

For financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Use of estimates:

The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies - (continued):

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change.

The Company has assessed its current tax year positions and believes there are no uncertain tax positions as of December 31, 2024.

Lease:

In accordance with FASB ASC 842, *Leases* ("ASC 842"), the Company accounts for its expense sharing agreement occupancy costs as an operating lease using the practical expedients permitted under ASC 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense. Variable lease payments are recognized in the period in which the obligation is incurred. For 2023, the Company's lease obligations are deemed to be short-term.

Segment reporting:

Effective January 1, 2024, the Company adopted FASB ASC Topic 280, *Segment Reporting* ("ASC 280"). ASC 280 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASC 280 for interim periods.

COVINGTON ASSOCIATES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

2. <u>Summary of Significant Accounting Policies</u> - (continued):

<u>Segment reporting</u> – (continued):

In accordance with ASC 280, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASC 280 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASC 280 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocated resources.

<u>Subsequent events</u>:

Management has evaluated subsequent events through the date the financial statement was issued. There are no subsequent events that required recognition or disclosure.

3. <u>Commitments and Contingencies</u>:

<u>Legal Matters</u>:

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or unasserted claims that would have a material adverse effect on the Company's financial statement.

4. <u>Net Capital Requirement</u>:

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $870,320, which was $865,320 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.04 to 1.

5. Major Customers:

During the year ended December 31, 2024, the Company derived 100% of its gross revenues from one customer. There were no accounts receivable from this customer as of December 31, 2024.

6. Related-Party Transactions:

On January 1, 2021, the Company entered into an expense-sharing agreement with a related entity. This agreement consists of occupancy, telephone, office, payroll and related expenses. The related entity pays these expenses on behalf of the Company and the Company reimburses the related entity. During 2024, $142,292 of expenses were allocated from the related entity. At December 31, 2024, the Company owed $31,493 to the related entity as a result of these expense allocations.

7. Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including investment banking and investment advisory. The Company has identified its Chief Executive Officer/Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Also, the segment assets are the same as those reported in the Company's statements of financial conditions..